Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02015521

SUPPL

5th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited
Disclosure of Interests – Substantial Shareholder

I attach for your information a notification dated 5th February 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED
MAR 0 5 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
354
WASH. D.C. SECTION

F:\WIN\Dairy Farm\sub-shareholder-new.doc\3

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	10:01 5 Feb 2002
RNS Number	9814Q

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

We have today been advised that Franklin Resources Inc is interested in 184,142,748 ordinary shares of DFIH representing 10.78% of DFIH's issued share capital.

The holding of Franklin Resources Inc, which represents the interests of its affiliates, was previously disclosed at 12.49% in March 2000.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

5th February 2002

www.jardines.com

END